

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON ANNOUNCES AMENDMENT TO CREDIT FACILITY AND ENGAGEMENT OF FINANCIAL ADVISOR

CALGARY, April 9, 2012 – Compton Petroleum Corporation (TSX - CMT) announced receipt of notice from the lenders ("Lenders") of a reduction in the credit available under its credit facility (the "Facility") from $140.0 million to $110.0 million, with any excess drawn over the available amount due May 7, 2012. The Lenders have indicated they are supportive of the Corporation's plans to explore recapitalization options as outlined below. The due date may be extended, at the discretion of the Lenders, based on Compton's progress with its recapitalization.

The Facility's borrowing base is determined by the Lenders on the basis of the Corporation's reserve report, operational results, and the Lenders' view of the economic environment and of current and forecasted commodity prices, amongst other things. The reduction follows the semi-annual review of Compton's borrowing base by the Lenders and is primarily driven by a lower natural gas price forecast: spot natural gas prices have fallen by more than 30% over the last three months and by more than 40% over the last six months. The $140.0 million Facility, including a working capital facility of $15.0 million and a syndicated facility of $125.0 million, is fully drawn and includes $0.8 million in letters of credit. Compton currently holds approximately $8.8 million in cash.

Compton's bank debt has risen from $103.1 million at the end of the third quarter of 2011 as a result of development capital spending of approximately $35.0 million committed earlier in 2011. Compton's current net debt of approximately $166.0 million is comprised of the Facility of $140.0 million, and $29.2 million in respect of the MPP term financing, net of a working capital surplus of $3.2 million. In addition, the Corporation's in-the-money hedges have an unrealized cash value of about $6.0 million.

In late 2011, Compton's new senior management and Board re-focused the Corporation's strategy to recognize the prevailing natural gas price environment. Compton is currently generating positive cash flow from operations that is allocated to its planned maintenance capital expenditure program. As funds become available, Compton plans to selectively invest in its liquids rich natural gas and oil opportunities and its emerging oil plays in the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area.

Engagement of Financial Advisor

Recognizing the potential impact of reduced natural gas prices on its borrowing base, Compton engaged RBC Capital Markets on March 12, 2012 as its financial advisor and agent for the recapitalization of the Corporation's capital structure through the sale of assets and/or raising equity financing. Compton is also considering opportunities to leverage its substantial tax pool base. The Board's objectives are to strengthen the balance sheet sufficiently to establish a sustainable operating base in the current commodity price environment and to create a platform that can take advantage of growth opportunities in future.

Management Update

Management is providing the following update to 2012 first quarter and full year guidance:

First quarter average production	~12,500 boe/d
First quarter cash flow from operations	~$4.5 million
Year-end average production	10,800 - 11,200 boe/d
2012 cash flow from operations[1]	$6.0 - $10.0 million
2012 capital expenditures	$14.0 - $16.0 million

[1] Based on $1.75/GJ AECO and $100/bbl Edmonton Par

Approximately half of the 2012 capital expenditures have been incurred to date, including completion and tie in of wells drilled in 2011. The balance of the estimated 2012 capital expenditures will be incurred in the remainder of the year, focused on maintenance activities and future opportunities where superior returns are forecast.

Additional information on Compton's Facility can be found in the Facility document, which has been filed on SEDAR at www.sedar.com.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

As natural gas comprises approximately 84% of Compton's production, the Corporation's 2012 program is impacted by the current natural gas price outlook. When natural gas markets recover in the future, Compton can focus on our highest-return, liquids-rich natural gas area at Niton and balancing our portfolio through investment in emerging crude oil opportunities. Compton is well positioned in emerging oil plays that target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

For further information, contact:

Susan J. Soprovich   C.W. Leigh Cassidy
Director, Investor Relations   Vice President, Finance & CFO
Ph: (403) 668-6732   Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its credit facility and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.